Exhibit 99

Impact of SFAS 142

The Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). As a result of adopting SFAS 142, we ceased amortization of goodwill and indefinite-lived intangible assets.

The following table provides a reconciliation of reported net income for fiscal years 2001, 2000 and 1999 to net income adjusted as though SFAS 142 had been effective. Per share amounts have been adjusted to reflect the two-for-one common stock split distributed on June 17, 2002 to shareholders of record as of June 6, 2002.

(in millions, except per share data - unaudited)	2001

	Amount	Basic EPS	Diluted EPS
Reported net income	$492	$1.68	$1.62
Add back amortization (net of tax):
Goodwill	25	0.09	0.09
Indefinite-lived intangible assets	1	—	—

Adjusted net income	$518	$1.77	$1.71

(in millions, except per share data - unaudited)	2000

	Amount	Basic EPS	Diluted EPS
Reported net income	$413	$1.41	$1.39
Add back amortization (net of tax):
Goodwill	23	0.08	0.08
Indefinite-lived intangible assets	1	—	—

Adjusted net income	$437	$1.49	$1.47

(in millions, except per share data - unaudited)	1999

	Amount	Basic EPS	Diluted EPS
Reported net income	$627	$2.05	$1.96
Add back amortization (net of tax):
Goodwill	27	0.09	0.09
Indefinite-lived intangible assets	1	—	—

Adjusted net income	$655	$2.14	$2.05